Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE RESTATED

CERTIFICATE OF INCORPORATION

OF

NUVASIVE, INC.

NuVasive, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY as follows:

1. The Corporation hereby amends Article IV, Section A of its Restated Certificate of Incorporation (the “Certificate of Incorporation”) and restates in its entirety to read as follows:

“(A) Authorized Number and Classes of Stock. This Corporation is authorized to issue two classes of stock, denominated Common stock and Preferred stock. The Common Stock shall have a par value of $.001 per share and the Preferred Stock shall have a par value of $.001 per share. The total number of shares of Common Stock which the Corporation is authorized to issue is one hundred twenty million (120,000,000), and the total number of shares of Preferred Stock which the Corporation is authorized to issue is five million (5,000,000).”

2. That the foregoing amendment of the Certificate of Incorporation has been duly approved by the Board of Directors of the Company in accordance with Sections 141 and 242 of the General Corporation Law of the State of Delaware.

3. That the foregoing amendment of the Certificate of Incorporation has been duly approved by the stockholders of the Company in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

4. That the aforesaid amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, this Certificate of Amendment has been executed on behalf of the Corporation by its Chief Executive Officer on this 28 day of September 2011.

NuVasive, Inc.

/s/ Alexis V. Lukianov
Alexis V. Lukianov, Chief Executive Officer